UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   162809-10-7
                                 (Cusip Number)

                             JANET S. McCLOUD, ESQ.
         CHRISTENSEN, MILLER FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                             LOS ANGELES, CA 90067
                                 (310) 553-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 2, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 162809-10-7            SCHEDULE 13D                  PAGE 2 OF 6 PAGES
---------------------                                          -----------------

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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rally's Hamburgers, Inc., a Delaware corporation
          I.R.S. #62-1210077

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [x]
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS

          N/A
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                            7.       SOLE VOTING POWER
                                     19,130,930 shares
NUMBER OF                   ----------------------------------------------------
SHARES                      8.       SHARED VOTING POWER
BENEFICIALLY                         -0-
OWNED BY                    ----------------------------------------------------
EACH                        9.       SOLE DISPOSITIVE POWER
REPORTING                            19,130,930 shares
PERSON                      ----------------------------------------------------
                            10.      SHARED DISPOSITIVE POWER
                                     -0-
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,130,930 shares
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.1%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          CO
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

         Reference is hereby made to that certain Statement on Schedule 13D, dated December 18, 1997, as amended by Amendment No. 1 thereto, dated January 9, 1998, and Amendment No. 2 thereto, dated September 25, 1998 (collectively, the "Statement"), filed by Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), with respect to the common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Statement. Unless otherwise indicated herein, the information contained in the Statement remains unchanged. The Statement is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended by adding the following:

         On November 2, 1998, GIANT GROUP, LTD., Rally's Hamburgers, Inc. and Checkers Drive-In Restaurants, Inc. announced the termination of their proposed merger. A copy of the press release announcing the termination of the transaction is attached hereto as Exhibit 99.1 and incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Press Release, dated November 2, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  RALLY'S HAMBURGERS, INC.

                                              By: /s/ JAMES T. HOLDER
                                                  ------------------------------
Date: November 3, 1998                            James T. Holder
                                                  Senior Vice President, General
                                                  Counsel & Secretary

                                 EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------

 99.1       Press Release, dated November 2, 1998